中远投资(新加坡)有限公司
COSCO CORPORATION (SINGAPORE) LIMITED
9 TEMASEK BOULEVARD, #07-00 SUNTEC TOWER TWO, SINGAPORE 038989
TEL: 6885 0888 FAX: 6336 9006 WEBSITE: www.cosco.com.sg
RCB REG. NO: 196100159G

82-4033

From Secretary's Office: 47 Hill Street #06-02
Chinese Chamber of Commerce & Industry Building
Singapore 179365
Tel No.: 6837 2133 Fax No.: 6337 2197

Our Ref: C200/SEC/LK/JL/ps **Exemption No. 33-91910**

SUPPL

7 December 2004

05005052

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099, Office of International Corporate Fin
Mail Stop 3-7
Washington D.C. 20549

SUPPL

Dear Sirs,

COSCO ~~CORPORATION~~ Investment (SINGAPORE) LIMITED
(EXEMPTION NO. 33-91910)

On behalf of Cosco Corporation (Singapore) Limited, a company incorporated in Singapore, I am furnishing herewith the below listed announcement pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"): -

Date of Announcement	Description of Announcement
18 November 2004	Results of Extraordinary General Meeting
18 November 2004	Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest
19 November 2004	Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest
19 November 2004	Dissolution of Subsidiaries

Yours faithfully
COSCO CORPORATION (SINGAPORE) LIMITED

Lawrence Kwan
Secretary

encs
c.c. Mr Ji Haisheng (Fax No. 63361217, letter only)

PROCESSED
JAN 11 2005
THOMSON FINANCIAL

RECEIVED
2005 JAN 11 P 12:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	COSCO CORPORATION (S) LTD
Company Registration No.	196100159G
Announcement submitted on behalf of	COSCO CORPORATION (S) LTD
Announcement is submitted with respect to *	COSCO CORPORATION (S) LTD
Announcement is submitted by *	Mr Ji Haisheng
Designation *	President
Date & Time of Broadcast	18-Nov-2004 12:33:30
Announcement No.	00006

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	RESULTS OF EXTRAORDINARY GENERAL MEETING
Description	
Attachments:	EGM.pdf Total size = **59K** (2048K size limit recommended)

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COSCO CORPORATION (SINGAPORE) LIMITED (REG. NO. 196100159G)

RESULTS OF EXTRAORDINARY GENERAL MEETING

The Board of Directors of Cosco Corporation (Singapore) Limited (the "Company") wishes to announce that at the Extraordinary General Meeting ("EGM") of the Company held on 18 November 2004, the ordinary resolution as set out in the Notice of EGM dated 1 November 2004 was put to the meeting and duly passed.

By Order of the Board

Lawrence Kwan
Company Secretary
18 November 2004

Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	COSCO CORPORATION (S) LTD
Company Registration No.	196100159G
Announcement submitted on behalf of	COSCO CORPORATION (S) LTD
Announcement is submitted with respect to *	COSCO CORPORATION (S) LTD
Announcement is submitted by *	Mr Ji Haisheng
Designation *	President
Date & Time of Broadcast	18-Nov-2004 18:10:10
Announcement No.	00082

>> Announcement Details

The details of the announcement start here ...

>> PART I

1.	Date of notice to issuer *	18-11-2004
2.	Name of Director *	Zhou Liancheng

3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	16-11-2004
2.	Name of Registered Holder	Zhou Liancheng
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	Exercise of share options under Cosco Group Employee's Share Option Scheme

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	0
As a percentage of issued share capital	0 %
No. of Shares which are subject of this notice	500,000
As a percentage of issued share capital	0.046 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	0.20
No. of Shares held after the change	500,000
As a percentage of issued share capital	0.046 %

>> PART III

1. Date of change of [Select Option]

2. The change in the percentage level — From % To %

3. Circumstance(s) giving rise to the interest or change in interest — [Select Option]

   # Please specify details

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:

>> PART IV

1. Holdings of Director, including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	0
As a percentage of issued share capital	0 %	0 %
No. of shares held after the change	500,000	0
As a percentage of issued share capital	0.046 %	0 %

Footnotes

Note: Mr Zhou Liancheng is a director of the Company.

Attachments:

Total size = **0**
(2048K size limit recommended)

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Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	COSCO CORPORATION (S) LTD
Company Registration No.	196100159G
Announcement submitted on behalf of	COSCO CORPORATION (S) LTD
Announcement is submitted with respect to *	COSCO CORPORATION (S) LTD
Announcement is submitted by *	Mr Ji Haisheng
Designation *	President
Date & Time of Broadcast	19-Nov-2004 12:32:16
Announcement No.	00006

>> Announcement Details

The details of the announcement start here ...

>> PART I

1.	Date of notice to issuer *	18-11-2004
2.	Name of Director *	Dr Wang Kai Yuen

3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Deemed Interest	18-11-2004
2.	Name of Registered Holder	Mina Sze Ming CHAN
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	Deemed Interests - Purchase by spouse for her personal investment

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	240,000
As a percentage of issued share capital	0.022 %
No. of Shares which are subject of this notice	100,000
As a percentage of issued share capital	0.009 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	1.17
No. of Shares held after the change	340,000
As a percentage of issued share capital	0.031 %

>> PART III

1.	Date of change of [Select Option]	

2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	240,000
As a percentage of issued share capital	0 %	0.022 %
No. of shares held after the change	0	340,000
As a percentage of issued share capital	0 %	0.031 %

Footnotes	Note: Dr Wang Kai Yuen is an independent director of the Company
Attachments:	Total size = **0** (2048K size limit recommended)

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	COSCO CORPORATION (S) LTD
Company Registration No.	196100159G
Announcement submitted on behalf of	COSCO CORPORATION (S) LTD
Announcement is submitted with respect to *	COSCO CORPORATION (S) LTD
Announcement is submitted by *	Mr Ji Haisheng
Designation *	President
Date & Time of Broadcast	19-Nov-2004 12:34:09
Announcement No.	00007

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	DISSOLUTION OF SUBSIDIARIES
Description	
Attachments:	Announcement.pdf Total size = **59K** (2048K size limit recommended)

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COSCO CORPORATION (SINGAPORE) LIMITED (REG. NO. 196100159G)

DISSOLUTION OF SUBSIDIARIES

Further to the announcement on 27 October 2004, the Board of Directors of Cosco Corporation (Singapore) Limited wishes to announce that its two Panama-incorporated subsidiaries, COS Orchid Shipping Inc. and COS Prosperity Shipping Inc., have been dissolved.

By Order of the Board

Ji Haisheng
President
19 November 2004